LETTERHEAD OF SULLIVAN & CROMWELL LLP

June 26, 2009

Justin T. Dobbie

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Re:	Popular, Inc.

Preliminary Consent Solicitation Statement on Schedule 14A

Filed June 8, 2009

File No. 001-34084

Dear Mr. Dobbie:

Set forth below are our responses to your comments as requested in your comment letter, dated June 26, 2009, addressed to Mr. Jorge A. Junquera, regarding your review of Popular, Inc.’s (“Popular” or the “Company”) Preliminary Consent Solicitation Statement on Schedule 14A, filed June 8, 2009 (the “Preliminary Consent Solicitation Statement”) and our initial responses to your comment letter, dated June 25, 2009.

Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the comment letter, dated June 26, 2009, referenced above. Where applicable, our responses indicate the additions or revisions we will include in the definitive consent solicitation statement (the “Consent Solicitation Statement”).

Capitalized terms used herein but not defined herein shall have the meanings assigned thereto in the Preliminary Consent Solicitation Statement.

Preliminary Consent Solicitation Statement on Schedule 14A filed June 8, 2009

General

1.	We note your response to comment 25 in our letter dated June 25, 2009. Please confirm that you will include the incorporation by reference section on the last page of the consent solicitation statement. Refer to Note D.1 to Schedule 14A.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 26, 2009

Response

The Company has asked us to supplementally advise the Staff that, in accordance with Note D.1 to Schedule 14A, the Consent Solicitation Statement will be revised to relocate the “Incorporation by Reference” section to the last page of the Consent Solicitation Statement.

2.	We note your response to comment 27 in our letter dated June 25, 2009. Please revise to disclose the deadline for submitting shareholder proposals for inclusion in the registrant’s proxy statement and form of proxy for the registrant’s next annual meeting, calculated in the manner provided in Rule 14a-8(e). Please also revise to disclose the date after which notice of a shareholder proposal submitted outside the processes of Rule 14a-8 is considered untimely. Refer to Rules 14a-5(e)(1) and (2).

Response

The Company has asked us to supplementally advise the Staff that, in accordance with Item 1.c of Schedule 14A and

Rule 14a-5(e), the Consent Solicitation Statement will be revised to include the following language in the section captioned “Proposals of Common Stockholders to be Presented at the 2010 Annual Meeting of Stockholders”:

The proposal must be received no later than November 9, 2009.

In addition, in the disclosure under the section captioned “Proposals of Common Stockholders to be Presented at the 2010 Annual Meeting of Stockholders,” the statement that proposals be submitted not more than 180 days nor less than 90 days in advance of the anniversary date of the preceding year’s annual meeting will be replaced with a statement that proposals be submitted not earlier than November 2, 2009 nor later than January 31, 2010, which is not more than 180 and not less than 90 days prior to the anniversary date of the 2009 annual meeting.

3.	Please refer to comments 1 and 10 in our letter dated June 25, 2009 and revise the consent solicitation statement accordingly.

Response

The Company has asked us to supplementally advise the Staff that it confirms that it will revise the Consent Solicitation Statement to include a reconciliation of Tier 1 Common to common stockholders’ equity and the other disclosures required by Item 10(e) of Regulation S-K.

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Mr. Justin T. Dobbie

Securities and Exchange Commission

June 26, 2009

In addition, as requested, the Company has asked us to supplementally advise the Staff that it acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Consent Solicitation Statement; the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Consent Solicitation Statement; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 26, 2009

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 212-558-4312.

Sincerely,

/s/ Robert W. Downes
Robert W. Downes Sullivan & Cromwell LLP

cc:	Jorge A. Junquera

(Popular, Inc.)

Ignacio Alvarez

Eduardo J. Arias

(Pietrantoni Méndez & Alvarez LLP)

Edward F. Petrosky

Samir A. Gandhi

Edward Ricchiuto

(Sidley Austin LLP)

Donald J. Toumey

(Sullivan & Cromwell LLP)

Matt McNair

(SEC, Division of Corporation Finance)